POSCO is furnishing under cover of Form 6-K :

Exhibition 99.1 : An English-language translation of documents with respect to Signing MoU with Nippon Steel Corporation

.EX-99.1

Signing MoU with Nippon Steel Corporation

POSCO and Nippon Steel Corporation signed a memorandum of understanding under which NSC would hold a 10 to 20 percent stake in POSCO Vietnam cold rolling mill to strengthen the strategic alliance.